AllTheBelts LLC
Statement of Comprehensive Income
(Unaudited)

	For the Period March 15, 2019 (Inception) to December 31, 2019
Advertising Revenue	$ 112
Expenses:	
Advertising and Marketing	2,253
Office supplies and Software	2,766
Legal and Professional fees	2,022
Taxes and Licences	1,894
Other expense	356
Total expenses	9,291
Other Income	36
Net loss	$ (9,143)